101 Hudson Street, 25th Floor, Jersey City, NJ 07302 T 800-650-7162 • F 201-839-4536

November 6, 2014

Nicholas P. Panos
Senior Special Counsel, Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Franklin Credit Management Corp. Schedule 14C File No. 000-54781 Schedule 13E-3 File No. 005-87016 Filings Made on October 10, 2014, by Franklin Credit Management Corp.

Dear Mr. Panos:

By letter dated October 29, 2014 (the “Commission Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Schedule 14C filed by Franklin Credit Management Corporation (the “Company”).

In order to facilitate the Staff’s review of the responses of the Company to the comments set forth in the Commission Letter, this letter responds to each of those comments on a point-by-point basis. In particular, the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Commission Letter.

Schedule 14C

Notice of Internet Availability

1. Advise us, with a view toward revised disclosure, how Franklin will comply with the 40 calendar day timeframe specified in Rule 14a-16(a), how Franklin intends to comply with Rule 14a-16(i) and how Franklin otherwise has complied with Rule 14a-16(f).

Response

We have added disclosure to the Schedule 14C on pages 2 and 4 as well as to Annex B of the Schedule 14C in response to this comment.

Nicholas P. Panos
Senior Special Counsel

United States Securities and
Exchange Commission

November 6, 2014

Forward-Looking Statements, page 10

2. The Private Securities Litigation Reform Act of 1995, by its terms, does not protect any forward-looking statements made in connection with a transaction subject to Rule 13e-3. Please delete the reference to the Act.

Response

We have deleted the “Forward-Looking Statements” section and any references to the Act in response to this comment.

Reason for the Reverse/Forward Split, page 12

3. We noticed the issuer has sustained operating losses. Revise to indicate, if true, that the continuing shareholders will become the direct beneficiaries of Frankin’s future use of any accrued operating loss carry forwards to offset future taxable income. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Response

We have added disclosure to the Schedule 14C on page 13 in response to this comment.

Fairness of the Reverse/Forward Split to Stockholders, page 13

4. Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to produce a fairness determination. At present, the Board of Directors has reached a fairness determination and produced disclosure in apparent response to Item 1014(a). Revise this disclosure to affirmatively state, if true, that the fairness determination is being made on behalf of the issuer. In addition, please make corresponding revisions to the discussion regarding procedural fairness beginning on page 14.

Response

We have added disclosure to the Schedule 14C on pages 13 and 15 in response to this comment.

5. Clarify whether or not a going concern value was explicitly established and the extent to which such value was considered by the issuer in reaching its fairness determination. In addition to Item 1014(b) of Regulation M-A and Instruction 2 thereto, please refer to Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

Response

We have added disclosure to the Schedule 14C on page 14 in response to this comment.

Nicholas P. Panos
Senior Special Counsel

United States Securities and
Exchange Commission

November 6, 2014

6. The discussion with respect to liquidation value is conclusory and therefore inconsistent with Instruction 3 to Item 1014 of Regulation M-A. Please revise the discussion to provide the reasonable detail required by Item 1014(b) of Regulation M-A. In addition to Item 1014(b) of Regulation M-A and Instruction 2 thereto, please refer to Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

Response

We have added disclosure to the Schedule 14C on page 14 in response to this comment.

Financial Information, page 24

7. We noticed that financial information from Franklin’s filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3, or advise.

Response

We have added a summary financial information disclosure to the Schedule 14C on pages 28, 29 and 30 in response to this comment.

*             *             *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any changes we have made in Schedule 14C and Schedule 13e-3 or any of our responses to the comments set forth in the Commission Letter, please contact the undersigned at (201) 604-4505.

Nicholas P. Panos
Senior Special Counsel

United States Securities and
Exchange Commission

November 6, 2014

Very truly yours,

/s/ Kevin P. Gildea

Kevin P. Gildea

Chief Legal Officer and Executive Vice President

cc:

Paul D. Colasono, Chief Operating Officer and Executive Vice President

Franklin Credit Management Corporation

Kimberley Shaw, Chief Financial Officer and Senior Vice President

Franklin Credit Management Corporation